IFRS Fiscal Year 2004 results – Investors Relations

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Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains « formard-looking statements » within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risks associated with conducting business in some countries outside of Western Europe, the United States and Canada, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that we may make investments in projects without being able to obtain the required approvals for the project, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that our long-term contracts may limit our capacity to quickly and effectively react to general economic changes affecting our performance under those contracts, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnemnt’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

This document contains “non-GAAP financial measures” within the meaning of Regulation G adopted by the U.S. Securities and Exchange Commission under the U.S. Sarbanes-Oxley Act of 2002. These “non-GAAP financial measures” are being communicated and made public in accordance with the exemption provided by Rule 100(c) of Regulation G.

IFRS Fiscal Year 2004 results – Investors Relations
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International financial reporting standards (IFRS) : the main impacts for Veolia Environnement on the Fiscal Year 2004 results
The IFRS impacts posted as at 31/12/04 are in line with our forecasts announced February 4th, 2005 during the IFRS workshop.;
The main impacts on the income statement are as follows:
On Revenue: elimination from revenue of charges and taxes collected on behalf of local authorities.
Decrease in revenue, now called revenue from ordinary activities under IFRS by 9%: €22,353m under IFRS vs. €24,673m under French GAAP;
On EBIT: inclusion of exceptional items in operating income (IFRS indicator replacing EBIT). Stability in recurring operating income: €1,620m under IFRS vs. €1,617munder French GAAP;
On Net income, Group’s share: no more amortization of goodwill, resulting in a significant increase in net earnings: €392m under IFRS vs. €125m under French GAAP.
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International financial reporting standards (IFRS) : the main impacts for Veolia Environnement on the Fiscal Year 2004 results
The main impacts on the balance sheet as at 31/12/04 are as follows:
On shareholders’ equity, Group’s share: the value of Veolia holdings of its own shares were charged to shareholders’ equity. €3,239m under IFRS vs. €3,563m under French GAAP;
On Net financial debt: integration of receivables in the balance sheet(sales of « Dailly » and similar items) and impact of Veolia’s holdings of its own shares.
IFRS Net financial debt of €12,958m and Economic net debt of €10,452mvs. €9,797m under French GAAP;

Outstanding point: accounting for concession-type contracts. Preparatory work for Draft IFRIC interpretations is underway. The interpretations are to be published in 2005 and to be applicable in early 2006.

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From French GAAP revenue to IFRS revenue (revenue from ordinary activities)
(In €m)

French GAAP revenue	24,673

IFRS restatements
Charges and taxes paid to public authorities (Third-party revenue)	-2,129
Repayment of financial receivables – IAS 17 & IFRIC 4	-157
Discontinued operations	-5
Other items	-29
Total IFRS restatements	-2,320

IFRS revenue (revenue from ordinary activities)	22,353
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From EBITDA under French GAAP to Cash flow from operations under IFRS
(In €m)

EBITDA under French GAAP	3,317

IFRS restatements
Other cash income and expense	-61
Changes in provisions	+95
Cash restructuring costs	-56
Repayment of financial receivables – IAS 17 & IFRIC 4	-113
Other items	+46
Total IFRS restatements	-89
Cash flow from operations (excluding FCC & North America Assets sold) under IFRS	3,328
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From EBIT under French GAAP to Operating income under IFRS
(In €m)

EBIT under French GAAP	1,617

IFRS Presentation
Restructuring costs	-51
Goodwill amortization & depreciation of intangible assets with indefinite life	-253
Other income and expense	-58

Operating income restated under French GAAP	1,255
IFRS restatements
Elimination of Goodwill amortization – IAS 36	+181
Component -based approach – IAS 16	+5
Other items from Contractual analysis	+11
Intangible assets – IAS 38	+14
Provisions – IAS 37	+15
Total IFRS restatements	+226

Operating income under IFRS	1,481
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Breakdown of the 2004 IFRS Operating income
(In €m)

Operating income under IFRS	1,481

Non-recurring operating income under IFRS	-139

Loss on sale of Berlikomm	-55
Resolution of lawsuit in Italy	-14
Impairment loss in North of Europe in Transportation	-70

Recurring operating income under IFRS	1,620

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From Net income under French GAAP to Net income under IFRS as at 31/12/04
(In €m)
Group’s share

Net income under French GAAP	125

IFRS restatements

Elimination of goodwill amortization – IAS 36
+181

Elimination of currency gains and losses & related tax charges relative to US disposals recorded in the IFRS opening balance sheet
+109

Other items
-23

Total IFRS restatements	+267

Net income under IFRS	392

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From French GAAP shareholders’ equity to IFRS shareholders’ equity as at 31/12/04
(In €m)
Group’s share

Shareholders' equity under French GAAP	3,563

IFRS restatements

Veolia’s holdings of its own shares
-293

Other items
-31

Total IFRS restatements	-324

Shareholders’equity under IFRS	3,239

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Reconciliation of debt under French GAAP to debt under IFRS as at 31/12/04
(In €m)	Net financial debt (1) (a)	Receivales and mark.sec. (b)	Net debt = (a) – (b)

French GAAP post French Fin. Sec. Act. (LSF)	12,287	2,490	9,797
TSAR (subordinated loan notes redeemable by pref. shares)	298		298
Cogevolt deferred income	516		516
Local authority borrowings	113		113
Reclassification of derivatives	86		86
Reclassification of acquired mutual funds under cash & eq.	-1,212	-1,212	0
Veolia’s holdings of its own shares	0	-276	276
Reconsolidation of sales of Dailly and sim. items	824		824
Other items	46	-32	78
Under IFRS	12,958	970	11,988

Reclass. of tangible assets as financial receivables			1,536

Economic net debt			10,452

(1)	In line with the CNC’s (French accounting council) definition of October 27, 2004, i.e. long term and short term debt – cash and equivalents, net
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2004 IFRS consolidated income statement

Under French GAAP		Under IFRS

Revenue	24,673	Revenue (revenue from ordinary activities)	22,353
Cost of sales	-20,611
Selling, general and administrative costs	-2,537	Cost of sales	-18,167
Other operating income (expense)	92	Selling costs	-440
= EBIT	1,617	General and administrative costs	-2,236
		Other costs	-29
Restructuring Costs	-51
Amortization of goodwill and depreciation
of intangible assets with indefinite life	253
= Operating Income	1,313
		Operating income	1,481
Costs of financing	-602
Other financial income and expense	-33	Cost of net financial debt	-732
= Operating Income less net financial		Other financial income and expense	46
expense before equity and minority interest	678	Income tax	-184
		Equity in net income of affiliates	24
Other income and expense	-58	Net income before discontinued operations	635
= Income before tax	620
		Net income from discontinued operations	-106
Income tax	-182	Net income	529
= Net Income before equity and minority interests	438
		Minority interests	-137
Equity in net income of affiliates	22	Net income (Group’s share)	392
Minority interests	-127
Net income from discontinued operations	-208
= Net Income (Group's share)	125
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IFRS consolidated balance sheet at December 31, 2004 – Assets
(In €m)	French GAAP	IFRS	IFRS impacts

Goodwill	3,558	4,286	+728
Other intangible assets	1,859	1,113	-746
Tangible assets	13,844	10,958	-2,886
Investments accounted for using the equity method	225	219	-6
Non-current financial assets	969	2,656	+1,687
Deferred tax, net	235	188	-47
Total Non-current assets	20,690	19,420	-1,270
Current assets used in operations	9,224	10,082	+858
Current financial assets	2,073	656	-1,417
Cash and cash equivalents	3,635	4,660	+1,025
Total Current assets	14,932	15,398	+466
Assets from discontinued operations	_	30	+30
Total assets	35,622	34,848	-774

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IFRS consolidated balance sheet at December 31, 2004 – Shareholders’ Equity and Liabilities
(In €m)	French GAAP	IFRS	IFRS impacts
Shareholders’ equity (Group’s share)	3,563	3,239	-324
Minority interests	2,056	1,783	-273
Total Shareholders’ equity	5,619	5,022	- 597
Subsidies	869	_	-869
Other long-term deferred income	529	1	-528
Non-current provisions	1,546	1,106	-440
Non-current financial debt	10,801	12,056	+1,255
Other-non current debt	274	352	+78
Total Non current liabilities	14,019	13,515	-504
Current debt from operations	9,737	9,576	-161
Current provisions	1,127	884	-243
Current financial liabilities	4,610	5,426	+816
Bank overdrafts	510	420	-90
Total Current liabilities	15,984	16,306	+322
Liabilities from discontinued operations	_	5	+5
Total liabilities and shareholders' equity	35,622	34,848	-774

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IFRS consolidated Cash flow statement at December 31, 2004
(In €m)
Cash flow from operations	3,461
Income tax paid	-238
Interest paid	-641
Change in « project financial receivables » I4	-47
Capital expenditures & financial investments	-2,532
Change in working capital requirement	295
Disposal of industrial assets	314
Impact of consolidation scope & increase in capital (minority interests)	52
Others	24
= Free cash flow	= 688
Disposal of assets	2,151
Dividend	-390
Increase in capital & share repurchase program	-138
Change in other financial receivables	-27
Impact of currency exchange and other	149
= Change in the year	= 2,433
Net financial debt at the beginning of year	-15,391
Net financial debt at end of year	-12,958

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Investor Relations contact information
Nathalie PINON, Head of Investor Relations 38 Avenue Kléber – 75116 Paris - France Téléphone +33 1 71 75 01 67 Fax +33 1 71 75 10 12 e-mail nathalie.pinon@groupve.com

Brian SULLIVAN, Vice President, US Investor Relations 700 E. Butterfield Road -Suite 201 Lombard, IL 60148 - USA Téléphone +1 (630) 371 2749 Fax +1 (630) 282 0423 e-mail brsullivan@onyxna.com

Web site http://www.veoliaenvironnement-finance.com
IFRS Fiscal Year 2004 results – Investors Relations

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